ICZOOM GROUP INC.

November 15, 2021

Via Edgar

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Amendment No. 1 to Registration Statement on Form F-1 Filed September 17, 2021
File No. 333-259012

Dear Mr. Scott Stringer:

This letter is in response to the letter dated October 4, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statements on Form F-1 (the “Registration Statement”) are being filed to accompany this letter.

Amendment No.1 to Registration Statement on Form F-1

Prospectus Summary, page 5

1. We note your revisions in response to our prior comment 3. Please further revise to discuss the risks arising from the legal system in China, with specific reference to the uncertainties regarding the enforcement of laws and rules. While you include a general reference to the risk factors, please revise to add specific cross-references to the more detailed discussion in the risk factors of the significant regulatory, liquidity and enforcement risks.

Response: In response to the Staff’s comments, we revised on page 5 of the Registration Statement to disclose that Chinese government may intervene or influence the operations of our PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of our PRC operating entities and/or the value of our Class A ordinary shares. We further disclose that, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In addition, we added the disclosure on page 5 of the Registration Statement to discuss that we believe that we may not be subject to the cybersecurity review the Cyberspace Administration of China as of the date hereto, however, there exist uncertainties of the change, amendment, adoption and implementation of the relevant laws and regulation.

Further, we added the cross-reference on page 6 of the Registration Statement, including “Risk Factor—The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares”; “Risk Factor—We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner”: “Risk Factor—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management named in the prospectus based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited”; and “Risk Factor—China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed.”

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

2. Your disclosure states that additional compliance procedures may be required in connection with this offering, and we note disclosure throughout the filing that your failure to obtain prior approval of the China Securities Regulatory Commission could delay the offering or have a material adverse effect on your business, operating results, reputation and trading price of our Class A Ordinary Shares. Please clarify and affirmatively state whether your offering currently requires approval. If it is unclear whether your offering requires approval at this time, please significantly enhance your disclosure to explain why. Discuss any efforts you have undertaken to determine whether approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of approvals. Please provide similar disclosure for other regulatory approval processes that could have a material impact on your ability to conduct this offering, or your financial condition or operation, such as the PRC Data Security Law discussed on page 60.

Response: In response to the Staff’s comments, we disclosed on page 9 and 88 of the Registration Statement under “Permission Required from the PRC Authorities for the VIE’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors” to state that as of the date of the prospectus, we, our subsidiaries, or VIE have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China for our listing on the U.S exchanges or the VIE’s operation.

In addition, we revised our disclosure of the risk factors on page 49 of the Registration Statement under “Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our Class A Ordinary Shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our Class A Ordinary Shares” to state that based on the understanding of the current PRC law, rules and regulations, we believe that as of the date of the prospectus, the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) Components Zone (Shenzhen) Development Limited, or “ICZOOM WFOE” was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

We further made the revision on page 55 of the Registration Statement under “China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed…,” to disclose that as of the date of the prospectus, we have not received any requirement to obtain approval from CSRC to list on U.S. exchanges. Further, however, given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities, additional compliance procedures may be required in connection with this offering and our business operations. If such compliance procedures were required in the future, we cannot predict whether we will be able to obtain such approval.

Last, we added the disclosure on page 9 and 88 of the Registration Statement under “Permission Required from the PRC Authorities for the VIE’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors” and page 57 under “We may be liable for improper use or appropriation of personal information provided by our customers” to state that, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Summary Financial Data

Selected Condensed Consolidated Statement of Operations Data, page 30

3. Please revise the parent column amounts to be consistent with the unaudited condensed financial information of the parent company presented in the notes to the consolidated financial statements on pages F-44 and F-83.

Response: In response to the Staff’s comments, we revised the selected condensed consolidated balance sheet data, statement of operation data, and statement of cash flows tables on page 26 to 31 of the Registration Statement.

Exhibits

4. Please refer to Exhibit 5.1. Please have counsel remove the inappropriate assumptions contained in Sections 2(h) and 2(i). Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, we submitted the revised opinion of Ogier, our Cayman Island counsel, as Exhibit 5.1, where the assumptions contained in Sections 2(h) and 2(i) were removed.

5. Please refer to Exhibit 8.2. We note that Exhibit 8.2 is a short-form tax opinion. Please have counsel revise the cross reference contained in the fourth paragraph as the prospectus does not contain a section captioned “MATERIAL U.S. INCOME TAX CONSIDERATIONS - United States Federal Income Taxation.” Please have counsel revise as applicable.

Response: In response to the Staff’s comments, we submitted the revised tax opinion of Hunter Taubman Fischer & Li LLC as Exhibit 8.2 of the Registration Statement, where the cross references in the fourth paragraph thereof were revised to reference to “TAXATION—Material U.S. Tax Considerations and “TAXATION—Tax Consequences to U.S. Holders of Class A Ordinary Shares.”

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Lei Xia
Lei Xia Chief Executive Officer and Director

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

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